Exhibit 99.2

NICE Positioned in The Next 100 Global Awards 2023 by Global Banking & Finance
Review as Digital Transformation Partner Company Innovator

NICE was recognized for its significant advancements in AI, digital and cloud

Hoboken, N.J., October 3, 2023 – NICE (Nasdaq: NICE) was named to Global Banking & Finance Review’s “The Next 100 Global Awards 2023,” those companies which are serving as catalysts for leadership and achievement in a range of industries and categories. NICE was selected as the sole winner for the Digital Transformation Partner Company award. Global Banking & Finance Review is a financial media platform with over three million readers worldwide.

According to Wanda Rich, editor of Global Banking & Finance Review, “The Next 100 Global Companies to watch list highlights some of the most exciting, innovative, and promising businesses from around the world. The list recognizes companies at the forefront whose strategy, achievements, dedication, and leadership of those who demonstrate outstanding achievement and are committed to delivering the products clients need and the results clients want, acting as a catalyst for the industry.”

Explains Rich, “NICE has continued to serve on the forefront of technology innovation for the contact center with significant advancements in AI, digital, cloud and more. World-leading companies are leveraging NICE to deliver exceptional experiences for customers and employees supported by a vast ecosystem of partners.”

"This recognition underscores the immense power of partnerships,” said Barry Cooper, President, CX Division, NICE. “By providing our strategic channel partners with essential selling tools, partner-enablement training, and holistic marketing support, we ensure success. This award showcases the extraordinary outcomes that arise when collaboration takes center stage. We are excited to continue shaping the future of digital transformation alongside our esteemed partners."

As an innovator in digital transformation, NICE and its scalable cloud-native platform has led the industry with its customer experience applications. Continuing this leadership, NICE has combined its purpose-built AI for CX, Enlighten, with Generative AI to further transform customer experience, bringing together the best of AI for CX with Conversational AI to deliver the next level of experiences.

NICE’s technology allows brands to understand exactly when, where, and how to deliver great outcomes using a data-driven approach. With digital agility to provide intelligent responses with asynchronous communications to guide customers and deliver proactive customer engagement, NICE increases right first-time action and operational efficiency.

For more information on NICE’s partner program, please click here.

Please click here for the complete list of 2023 Next 100 Global Banking & Finance Review award wins.

About Global Banking & Finance Review®
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Global Banking & Finance Awards® are known throughout the international banking and financial community as a symbol of excellence.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.